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Contact:       Investor Relations
               Herbalife International
               (310) 410-9600 ext. 32202
               HerbalifeIR@CompuServe.com
               Media Contact: Shoreen Maghame
               Sitrick And Company
               (310) 788-2850

              HERBALIFE ANNOUNCES COMMENCEMENT OF TENDER BY FOUNDER

     LOS ANGELES, CA - September 17, 1999 - Herbalife International, Inc. (NASDAQ:NM:HERBA, HERBB) reported that the previously announced tender offer by Herbalife Founder, Chairman, President and Chief Executive Officer, Mark Hughes, was officially commenced today, September 17, 1999. The tender, which is being made by MH Millennium Acquisition Corp., a company owned by Mr. Hughes, is for all outstanding shares of Herbalife's Class A and Class B shares not already owned by Mr. Hughes. As previously reported, the price offered in the tender is $17.00 per share in cash. The tender offer is subject to a minimum tender condition, a financing condition and other closing conditions specified in the definitive merger agreement. The merger agreement contemplates that shares not purchased in the tender offer will be converted into the right to receive the same $17.00 cash consideration.

     Herbalife indicated that the expiration time of the tender is 12:00 midnight, New York City time, on Friday, October 15, 1999, unless the offer period is extended. Mr. Hughes has indicated that he currently expects to extend the offer period beyond the initial expiration time.

     Herbalife noted that, with the commencement of the tender offer, MH Millennium Acquisition Corp. has begun the mailing of an Offer to Purchase and related materials, which include detailed disclosures relating to the transaction and instructions for stockholders who wish to tender their shares. The Information Agent for the tender offer is D.F. King & Co., Inc. and the Dealer Manager is Donaldson, Lufkin & Jenrette. D.F. King

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& Co. may be reached at (212) 269-5550 (for banks and brokerage firms) or
(800) 928-0153 (for all others). Donaldson, Lufkin & Jenrette may be reached at
(310) 282-7667.

     Herbalife International, Inc. markets nutritional, weight management and personal care products worldwide. Herbalife products are available only through a network of independent distributors who purchase the products directly from the Company.